Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2015 and December 31, 2014 and for the Three and Nine Months Ended September 30, 2015 and 2014

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (Loss)
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (Loss) (unaudited)
For the Three and Nine Months Ended September 30, 2015 and 2014 (in CHF)

		THREE MONTHS ENDED SEPT. 30		NINE MONTHS ENDED SEPT. 30
		2015	2014	2015	2014
Research and development		-5,884,313	-4,686,442	-20,865,100	-13,036,450
General and administrative		-1,326,750	-997,733	-3,236,856	-3,552,021
Operating loss		-7,211,063	-5,684,175	-24,101,956	-16,588,471
Interest income		12,873	6,023	23,141	35,908
Interest expense		-1,608	-1,245	-6,212	-53,877
Foreign currency exchange gains/losses, net		1,988,870	2,318,569	-136,438	2,394,429
Net loss before tax and attributable to
owners of the Company		-5,210,928	-3,360,828	-24,221,465	-14,212,011
Other comprehensive income (loss):
Items that will never be reclassified to
profit or loss
Remeasurement of defined benefit liability,		-3,792	111,550	-232,962	-312,261
net of taxes of CHF 0.00
Items that are or may be reclassified to
profit or loss
Foreign currency translation differences,		-40,524	-74,115	16,339	-71,298
net of taxes of CHF 0.00
Other comprehensive income (loss),		-44,316	37,435	-216,623	-383,559
net of taxes of CHF 0.00
Total comprehensive loss attributable to owners of the Company		-5,255,244	-3,323,393	-24,438,088	-14,595,570
Basic and diluted loss per share	7	-0.15	-0.14	-0.76	-0.69

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of September 30, 2015 and December 31, 2014 (in CHF)

		SEPTEMBER 30, 2015	DECEMBER 31, 2014
	Note
ASSETS
Non-current assets
Property and equipment		247,129	235,427
Intangible assets		1,482,520	1,482,520
Deferred tax asset		-	32,761
Total non-current assets		1,729,649	1,750,708

Current assets
Other receivables		575,954	542,538
Prepayments		294,466	265,170
Cash and cash equivalents		55,400,708	56,934,325
Total current assets		56,271,128	57,742,033

Total assets		58,000,777	59,492,741

EQUITY AND LIABILITIES
Equity
Share capital	3	13,717,556	11,604,156
Share premium		112,645,019	93,861,171
Foreign currency translation reserve		-34,770	-51,108
Accumulated deficit		-76,378,540	-52,131,426
Total shareholders’ equity attributable to owners of the Company		49,949,265	53,282,793

Non-current liabilities
Employee benefits		1,758,770	1,410,598
Deferred tax liabilities		327,637	360,398
Total non-current liabilities		2,086,407	1,770,996

Current liabilities
Trade and other payables		2,822,445	3,234,384
Accrued expenses		3,142,660	1,204,568
Total current liabilities		5,965,105	4,438,952

Total liabilities		8,051,512	6,209,948

Total equity and liabilities		58,000,777	59,492,741

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of September 30, 2015 and 2014 (in CHF)

ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL EQUITY
Balance at January 1, 2014		6,487,130	35,608,210	53,995	-33,115,689	9,033,646
Total comprehensive loss
Net loss		-	-	-	-14,212,011	-14,212,011
Other comprehensive income/(-loss)		-	-	-71,298	-312,261	-383,559
Total comprehensive loss		-	-	-71,298	-14,524,272	-14,595,570
Transactions with owners of the Company
Capital increase from IPO		4,045,294	47,261,446	-	-	51,306,740
Share issuance costs		-	-682,860	-	-	-682,860
Transaction costs		-	-1,154,569	-	-	-1,154,569
Conversion of convertible loans		1,043,180	12,717,655	-	-	13,760,835
Share based payments	5	-	-	-	238,203	238,203
Share options exercised	3	6,200	43,400	-	-	49,600
Balance at September 30, 2014		11,581,804	93,793,282	-17,303	-47,401,758	57,956,025
Balance at January 1, 2015		11,604,156	93,861,171	-51,109	-52,131,426	53,282,792
Total comprehensive loss
Net loss		-	-	-	-24,221,465	-24,221,465
Other comprehensive income/(-loss)		-	-	16,339	-232,962	-216,623
Total comprehensive loss		-	-	16,339	-24,454,427	-24,438,088
Transactions with owners of the Company
Capital increase from follow-on offering		2,110,000	19,604,877	-	-	21,714,877
Transaction costs		-	-643,796	-	-	-643,796
Share issuance costs		-	-210,826	-	-	-210,826
Share based payments	5	-	-	-	207,313	207,313
Share options exercised	3	3,400	33,593	-	-	36,993
Balance at September 30, 2015		13,717,556	112,645,019	-34,770	-76,378,540	49,949,265

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Nine Months Ended September 30, 2015 and 2014 (in CHF)

	Note	NINE MONTHS ENDED SEPTEMBER 30, 2015	NINE MONTHS ENDED SEPTEMBER 30, 2014

Cash flows from operating activities
Net loss		-24,221,465	-14,212,011
Adjustments for:
Depreciation		68,217	53,291
Unrealized net foreign currency exchange gain/(loss)		168,232	-2,462,886
Net interest (income)/expense		-22,969	13,727
Share option compensation	5	207,313	238,202
Employee benefits		115,211	-13,338

Changes in:
Other receivables		-33,428	-187,147
Prepayments		-29,296	-150,258
Trade and other payables		-411,937	2,658,211
Accrued expenses		1,938,089	-301,141

Changes in net working capital		1,463,428	2,019,665

Cash used in operating activities		-22,222,033	-14,363,350

Cash flows from investing activities
Purchase of property and equipment		-79,917	-102,746
Interest received		22,969	35,908
Net cash used in investing activities		-56,948	-66,838

Cash flows from (used in) financing activities
Proceeds from share capital increase		36,993	49,600
Share issuance costs		-210,826	-682,860
Proceeds from IPO, net		-	50,698,334
Proceeds from follow-on offering, net		21,071,081	-
Net cash from (used in) financing activities		20,897,248	50,065,074
Net increase (decrease) in cash and cash equivalents		-1,381,733	35,634,886
Cash and cash equivalents at beginning of the period		56,934,325	23,865,842
Net effect of currency translation on cash		-151,885	2,391,932
Cash and cash equivalents at end of the period		55,400,707	61,892,660

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of September 30, 2015 and December 31, 2014 and for the Three and Nine Months Ended September 30, 2015 and 2014 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

▪	Auris Medical AG, Basel, Switzerland (100%)

▪	Otolanum AG, Zug, Switzerland (100%)

▪	Auris Medical Inc., Chicago, United States (100%)

▪	Auris Medical Ltd., Dublin, Ireland (100%)

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of September 30, 2015 and for the three and nine months ended September 30, 2015 and the condensed consolidated financial statements as of December 31, 2014 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2014.

These condensed consolidated interim financial statements include all adjustments, that are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2014 was derived from the audited consolidated financial statements.

The interim financial statements were authorized for issuance by the Company’s Audit Committee on November 9, 2015.

Functional and reporting currency

These condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Segment reporting

A segment is a distinguishable component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Management has determined that there is only one operating segment under the requirements of IFRS 8 (“Operating Segments”).

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2014 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2015 reporting year, and have not been applied in preparing these condensed consolidated interim financial statements. Management does not believe that the adoption of these standards, interpretations, or amendments will have a material impact on the financial statements of the Group.

3.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares (Number)		Preferred Shares (Number)
	2015	2014	2015	2014
As of January 1	29,010,391	72,600	—	16,145,225
Common shares issued for stock option exercises with a nominal value of CHF 0.40 each	8,500	15,500	—	—
Preferred shares “C” issued for conversion of convertible loan with a nominal value of CHF 0.40 each	—	—	—	2,607,950
Common shares issued for the IPO with a nominal value of CHF 0.40 each	—	10,113,235	—	—
Common shares resulting from conversion of Preferred Shares at the time of the IPO with a nominal value of CHF 0.40 each	—	18,753,175	—	-18,753,175
Common shares issued for the follow-on offering with a nominal value of CHF 0.40 each	5,275,000	—	—	—
Total, as of September 30	34,293,891	28,954,510	—	—

All shares have a nominal value of CHF 0.40 and are fully paid in. As of September 30, 2015, the nominal value of the 34,293,891 issued shares amounted to CHF 13,717,556 (as of December 31, 2014, the nominal value of 29,010,391 issued shares amounted to CHF 11,604,156).

Issue of common shares upon exercise of options

During the nine months ended September 30, 2014, three beneficiaries of the Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 15,500 and an increase in the share capital of CHF 6,200. Total proceeds from the exercise to the Company were CHF 49,600.

During the nine months ended September 30, 2015, beneficiaries of the Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 8,500 and an increase in the share capital of CHF 3,400. Total proceeds from the exercise to the Company were CHF 27,200. The Company also recorded the difference of CHF 9,793 between the exercise price and market price at the day of exercise in the share premium.

Follow-On Offering on NASDAQ Global Market

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of USD 23.6 million (CHF 21.7 million). Following the offering (and settlement of the aforementioned employee options) there were 34,293,891 common shares of the Company outstanding.

IPO on NASDAQ Global Market

In August 2014, the Company completed its Initial Public Offering (“IPO”) issuing 10,113,235 shares, including the underwriter’s overallotment option, yielding total net proceeds of CHF 51.3 million (USD 56.4 million). Following the IPO there were 28,954,510 common shares of the Company outstanding. At December 31, 2014 there were 29,010,391 shares outstanding following the exercise of options.

Pursuant to agreements with holders of preferred shares, all preferred shares outstanding at the time of the IPO converted automatically into common shares at the ratio of 1:1 upon consummation of the IPO.

Issuance of preferred shares

In January 2014, a convertible loan was converted into 2,607,950 preferred shares Series C with a nominal value of CHF 0.40 at a conversion price of CHF 5.28 each.

4.	Employee benefits

	Nine months ended September 30, 2015	Nine months ended September 30, 2014

Salaries	1,920,616	1,542,359
Pension costs	239,247	89,612
Other social benefits	141,745	128,315
Share based compensation expense	207,313	238,202
Other	22,692	59,334
Total employee benefits	2,531,613	2,057,822

5.	Share based compensation expense

Share based compensation expense of CHF 207,313 was recognized during the nine month period ended September 30, 2015 (for the nine months ended September 30, 2014: CHF 238,202). A total of 234,750 options were granted in the nine month period ended September 30, 2015. The exercise price of the options granted was the average closing price in the 30 days preceding the grant date, which was USD 5.98 for 95,750 options granted in March 2015 and USD 4.68 for 139,000 options granted in September 2015. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2014.

6.	Loss per share

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Loss attributable to owners of the Company	(5,210,928)	(3,360,828)	(24,221,465)	(14,212,011)
Weighted average number of shares outstanding	34,290,141	24,589,852	31,828,984	20,488,392
Basic and diluted loss per share	(0.15)	(0.14)	(0.76)	(0.69)

For the nine months ended September 30, 2015 and September 30, 2014 basic and diluted loss per share is calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company has 645,260 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2015 and September 30, 2015 was 527,885 (262,500 for the period between January 1, 2014 and September 30, 2014). The average number of options outstanding between June 30, 2015 and September 30, 2015 was 575,760 (311,250 for the period between June 30, 2014 and September 30, 2014).